EXECUTION VERSION

Share Transfer Agreement
dated as of 9 February 2018
by and between

Thomas Meyer    (TM)
Birkenweg 6, 4528 Zuchwil, Switzerland
and

Auris Medical Holding AG    (the Company)
Bahnhofstrasse 21, 6300 Zug, Switzerland

(TM and the Company each a Party, and together the Parties)
regarding

Merger Share Allocation

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Share Transfer Agreement

Preamble

A.	TM is the founder, CEO and Chairman of the board of directors (the Board) of the Company.

B.
The Company is a stock corporation under Swiss law in accordance with article 620 et seq. of the Swiss Code of Obligations (CO), with registered seat in Zug (identification no. CHE-108.297.413). The share capital of the Company amounts to CHF 24,469,555.60, divided into 61,173,889 fully paid-in registered shares with a nominal value of CHF 0.40 each (each an Auris Share and together the Auris Shares).

C.
The Board plans to call a shareholders’ meeting of the Company in which the shareholders are requested to approve a merger of the Company into Auris Medical NewCo Holding AG (NewCo), a stock corporation under Swiss law in accordance with article 620 et seq. CO, with registered seat in Zug (identification no. CHE-474.294.374), as set forth in a certain merger agreement between the Company and NewCo dated [9 February] 2018 (the Merger Agreement). The share capital of the NewCo amounts to CHF 122,347.76, divided into 6,117,388 fully paid-in registered shares with a nominal value of CHF 0.02 each (each a New Auris Share and together the New Auris Shares).

D.
The Auris Shares are listed on the Nasdaq Capital Market (Nasdaq) under the ticker symbol “EARS”. Immediately following consummation of the Merger Agreement, the New Auris Shares will be listed and traded on Nasdaq in accordance with the listing application and the applicable Nasdaq listing rules.

E.
Under the Merger Agreement, each shareholder of the Company shall receive 1 New Auris Share with a nominal value of CHF 0.02 for 10 Auris Shares with a nominal value of CHF 0.40 each, corresponding to an exchange ratio of 10:1 (the Share Consideration). The Share Consideration shall not include any fractions of New Auris Shares. If, based on the exchange ratio, shareholders of the Company would be entitled to a fraction of a New Auris Share, they shall receive 1 New Auris Share for such fraction (the Compensation for Fractions).

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F.
For purposes of the Compensation for Fractions, TM considers providing the number of shares required in connection with the exchange to enable the allocation of a full number of New Auris Shares (such shares, the Rounding Shares), and to avoid allocation of fractions, as further set forth in this share transfer agreement (the Agreement).

Now, therefore, the Parties agree as follows:

1.	Offering and Transfer of Rounding Shares

(a)
TM hereby commits towards the Company (and, as a consequence of the Merger, towards NewCo) to transfer, at no consideration, Rounding Shares to any person entitled to a fraction as part of the Merger. TM hereby understands and agrees that such eligibility is not limited to registered shareholders in the Company but also extends to beneficial owners who hold shares in the Company via a broker or other nominee.

(b)	The record date to establish the relevant number of Rounding Shares shall be March 9 2018, 6pm ET.

(c)	The exact number of Rounding Shares shall be confirmed by the Company and its agents, respectively, and communicated to TM immediately thereafter.

(d)	The transfer of Rounding Shares shall be effected no later than the effective date of the Merger, i.e. on or around 12 March 2018.

(e)
In view of such transfer of Rounding Shares, TM shall take any necessary actions and execute any documents necessary or advisable to effect such transfers and, for such purposes, hereby authorizes and empowers the Company to arrange for such transfers.

(f)
TM acknowledges that that current figures/numbers relating to the share capital, the number of shares issued and the nominal value of the shares in NewCo remain subject to changes/adjustments to reflect possible increases in the Company’s share capital as a result of any exercised options/warrants issued by the Company.

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2.	Representation by TM
TM represents that he has valid legal title to the Rounding Shares, free from any third party rights. Except as expressly set forth herein, TM does not represent or warrant in any way as to the value of, or any other matter concerning the Rounding Shares transferred hereunder.

3.	Condition
The transfer of any Rounding Shares shall be subject to the effectiveness of the Merger. Accordingly, no Rounding Shares shall be transferred to any party without the registration of the Merger in the commercial register, as evidenced in the excerpt of the day register (Tagebuchauszug) which shall be issued by the commercial register on or around 12 March 2018.

4.	Consideration
TM shall receive no consideration or compensation for any Rounding Shares or any services by TM relating to the offering and transfer of such Rounding Shares.

5.	Further Provisions

5.1.	No Assignment
Neither Party shall assign or transfer this Agreement or any of its rights or obligations hereunder, in whole or in part, to any third party without the prior written consent of the other Party. Any (attempted) assignment or transfer in violation of this Section 5.1 shall be void.

5.2.	Amendments and Waiver
This Agreement may only be modified or amended by a document signed by all Parties. Any waiver by a Party of any provision or of any rights under this

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Agreement shall not be valid unless given in a document signed by such Party. Any changes to the provisions of this Section 5.2 shall also not be valid unless documented in writing.

5.3.	Costs
The Company shall bear the costs in connection with the drafting, negotiation and the execution of this Agreement and the completion of the transactions contemplated in this Agreement. The Company shall indemnify TM from and against, and shall reimburse TM with respect to any taxes levied from TM, and any losses (other than those explicitly provided for in this Agreement), damages, or other liabilities of any kind incurred by TM, in connection with this Agreement or the transactions contemplated hereunder.

5.4.	Severability
If any provision of this Agreement shall be held to be invalid, illegal or unenforceable for any reason, such invalidity, illegality or unenforceability shall not affect any of the other provisions of this Agreement. In such a case, the Parties shall negotiate and agree on a substitute provision that best reflects the intentions of the Parties with respect to the invalid, illegal or unenforceable provision, without being invalid, illegal or unenforceable.

5.5.	Termination
This Agreement shall be automatically terminated if the Merger has not been effected by 31 March 2018.

5.6.	Applicable Law and Jurisdiction
This Agreement shall be governed by and construed in accordance with the substantive laws of Switzerland (to the exclusion of the Vienna Convention on the International Sale of Goods dated 11 April 1980). Any dispute arising out or in

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connection with this Merger Agreement shall be exclusively referred to the courts competent for the City of Zug, Switzerland.
[SIGNATURES ON NEXT PAGE]

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Share Transfer Agreement

Signatures

Auris Medical Holding AG
Zug, 9 February 2018

Ort, Datum    /s/Thomas Meyer
Place, Date    Chairman & Chief Executive Officer
Zug, 9 February 2018

Ort, Datum    /s/Hernan Levett
Place, Date    Chief Financial Officer

TM
Zug, 9 February 2018

Place, Date    /s/Thomas Meyer

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